Exhibit 99.10

BYLAWS

OF

GRUPO FERROVIAL, S.A.

23 FEBRUARY 1999
(Last amendment 30.04.2009)

BYLAWS

CHAPTER I

NAME, PURPOSE, DURATION AND DOMICILE

Article 1.- Name

The Company is called “GRUPO FERROVIAL, S.A.” and shall be governed by these bylaws, the provisions of the legal regime of limited companies and other applicable legal regulations.

Article 2.- Corporate purpose

The Company’s corporate purpose is to perform the following activities:

1.	Commission, manage, design, build and execute all types of public and private works.

2.
Manage, administer, acquire, develop, dispose of, renovate and operate all types of sites, land, residential blocks, housing estates and property developments and, generally, all types of property assets.

3.
Manufacture, acquire, supply, import, export, lease, install, maintain, distribute and operate machinery, tools, vehicles, installations, materials, equipment and furniture of all types, including street furniture and equipment.

4.	Acquire, operate, sell and assign industrial and intellectual property rights.

5.	Provide services relating to conservation, repair, maintenance, sewage and cleaning for all types of works, installations and services to public and private entities.

6.	Provide engineering services, such as projects, studies and reports.

7.
Draft projects and studies, build, maintain, operate and market all types of installations and services relating to the supply, purification, transformation and treatment of all types of water and waste. Perform research and development in those fields.

8.	Provide environmental-related services, such as the control of humus and noise, and comprehensive waste management, i.e. collection, purification, transformation and treatment.

9.	Research, design, develop, manufacture, operate and assign IT, electronic and telecommunications programs and products in general.

10.	Build, execute, operate and provide all types of public and community services related to city and intercity transport infrastructure, whether by land, sea or air.

11.
Research, operate and exploit mineral deposits, acquire, use and enjoy permits, concessions, licenses, authorizations and other rights relating to minerals; industrialize,  distribute and market mineral products.

12.
Own all types of administrative concessions, subconcessions, authorizations and licenses for works, services and mixed works/services from the state, autonomous regions, provinces, municipalities, autonomous bodies, autonomous entities and, generally, any foreign state and international institutions.

13.
Build, operate and manage all types of establishments relating to the hotel and restaurant industry, sports activities, fairgrounds and, generally, any other activity related to leisure, sports and recreation.

14.	Provide management, administration, consultancy and advisory services relating to accounting and legal, technical, financial, tax, human resources and employment assistance to any type of company.

The aforementioned activities can be performed fully or partially, indirectly by the Company, through stakes in other companies with a similar purpose.

Article 3.- Duration

The Company has been incorporated as a going concern and commenced operations on the date that the incorporation deed was granted.

Article 4.- Corporate domicile

The Company’s domicile is in calle Príncipe de Vergara, número 135, Madrid.

The corporate domicile can be transferred elsewhere in the same municipality by a resolution of the governing body. To transfer it to another municipality, a resolution of the Shareholders’ Meeting is required.

The Company’s governing body can resolve to create, close and transfer such branches, representative offices, agencies, delegations, offices and other premises as it deems fit, in Spain or abroad.

CHAPTER II

CAPITAL AND SHARES

Article 5.- Capital

The capital amounts to one hundred and forty million two hundred and sixty-four thousand seven hundred and forty-three (140,264,743) euros and is fully subscribed and paid-up. It comprises one hundred and forty million two hundred and sixty-four thousand seven hundred and forty-three (140,264,743) ordinary shares of a single class with a par value of one (1) euro each.

Article 6.- Share representation

Shares shall be represented in the form of book entries and are constituted as such by virtue of their inscription in the corresponding accounting register, which shall include the comments  stated in the issue deed and shall state whether or not they are fully paid-up.

The legitimation for shareholders to exercise or transfer their rights is obtained through the inscription in the accounting register, which accredits legitimate ownership and entitles the owners of record to demand that the Company recognize them as shareholders. That legitimation can be accredited by presenting the corresponding certificates issued by the entity in charge of the accounting registers.

If the Company provides any type of benefit to the presumed legitimate owner, it is deemed to have discharged the corresponding obligation, even if the latter is not the real owner of the share, provided that it has acted in good faith and without malice. If the person or company that is stated legitimately in the accounting register holds that legitimation by virtue of a fiduciary or similar status, the Company can require him/her to reveal the identity of the real owners of the shares and the transfers and encumbrances of same.

Article 7.- Co-ownership of shares

The shares are indivisible. The co-owners of a share must appoint one of them to exercise the appurtenant rights.

Article 8.- Shareholders’ rights in capital increases

When new ordinary or preferred shares are issued in capital increases, owners of the pre-existing shares and convertible bonds can exercise, in the period established for that purpose, which shall not be less than the legal minimum, the right to subscribe, in the new issue, a number of shares proportional to the nominal value that they own or to which the owners of the convertible bonds would be entitled if they exercised the conversion right at that time, without prejudice to the legal provisions on suppressing pre-emptive subscription rights.

Article 9.- Usufruct and pledging of shares

If the bare title and usufruct rights of the Company’s shares are separated, the rights inherent to same shall be distributed as legally established. If the Company’s shares are pledged, the owner of the shares shall hold the rights inherent to his/her condition as the owner and the pledgee is obliged to enable the owner to exercise such rights.

Article 10. Capital calls
If shares are partially paid-up, the shareholder shall pay the part that has not been paid, in cash or kind, in such form and time as may be determined by the governing body. Shareholders who are past-due in paying capital calls cannot exercise voting rights.

CHAPTER III

COMPANY BODIES

SECTION ONE
SHAREHOLDERS’ MEETING

Article 11.- Shareholders’ Meeting

The Shareholders' Meeting is governed by the provisions of the Law, the Company Bylaws and the Shareholders' Meeting Regulation, which completes and elaborates upon the content of the Law and Bylaws in matters relating to the notice of the meeting, preparations, and convening and holding the Meeting, as well as the exercise of shareholders' right to be informed, to attend, to grant a proxy and to vote. The Shareholders' Meeting Regulation must be proposed by the Board and approved by the Shareholders' Meeting

The shareholders, convened in the Shareholders’ Meeting, have the power to decide, by majority vote, on the matters attributed by law to the Shareholders’ Meeting.

All the shareholders, including dissenters and absentees, shall be bound by the Shareholders’ Meeting resolutions, without prejudice to their rights and actions as recognized by law.

Article 12.- Types of Shareholders’ Meeting

Shareholders’ Meetings can be annual or special.

The annual meeting must be held in the first six months of each year in order to review the conduct of business and approve the previous year’s financial statements, if appropriate, and decide as to the distribution of results.

The Ordinary Shareholders' Meeting shall be valid even if it is convened or held outside that time-scale.

Meetings other than that described in the preceding paragraph are considered to be special Shareholders’ Meetings.

Nevertheless, even if the Shareholders’ Meeting has been convened as the annual meeting, it can also deliberate and decide about any other matter in its power, subject to compliance with the applicable regulations.

Article 13.- Convening Shareholders’ Meetings

Shareholders’ Meetings must be convened by the governing body.

The governing body may convene a special Shareholders’ Meeting whenever it deems it to be in the corporate interests or when requested to do so by a number of shareholders who own at least 5% of capital, stating the meeting’s agenda in the request.

Article 14.- Announcement of Shareholders’ Meetings

Ordinary and extraordinary Shareholders’ Meetings shall be convened via an announcement published in the Official Gazette of the Mercantile Register, and in one of the daily newspapers with the largest circulation in the province, at least one month before the Meeting's date.

The announcement shall state the date, time and place of the Meeting to be held at first call, all the items on the Agenda and any other matters that may be included in accordance with the Shareholders' Meeting Regulation. It may also include the date of the second call, if any.

Shareholders who represent at least 5% of capital may request publication of a supplement to the notice of the Shareholders' Meeting with one or more items to be added to the agenda. The shareholders who wish to exercise that right must send that supplement via certifiable means and it must be received at the company's registered offices within five days from publication of the notice of meeting.

The supplement to the notice shall be published at least fifteen days prior to the date established for the Meeting.

If the supplement to the notice is not published within the legal deadline, the Meeting shall be null and void.

The provisions of this article shall be null and void if a legal provision imposes other requirements for Shareholders’ Meeting that deal with specific matters, in which case the specific provisions must be observed.

The notice shall mention the shareholder's right to examine at the corporate domicile or on the Company's web site and to obtain immediately and free of charge the proposed resolutions to be submitted to the Shareholders' Meeting, any necessary or mandatory documents or reports and any other documentation which, although not mandatory, is determined by the Board of Directors in each case.

Article 15.- Right to attendance and representation

All the shareholders, including those without voting rights, who own at least one hundred (100) shares, individually or in combination with other shareholders, can attend the Shareholders’ Meeting.

In order to attend the Shareholders’ Meeting, shareholders must have registered the ownership of their shares in the book-entry accounting register five days prior to the meeting date and have the corresponding attendance card.

Shareholders with the right to attend may attend the Shareholders' Meeting by distance communication means in accordance with the Shareholders' Meeting Regulation and the following paragraphs.

The governing body shall consider the technical means and legal bases that permit and ensure attendance by telematic means and, on the occasion of each Shareholders' Meeting, it shall assess the possibility of organising attendance through telematic means.

For that purpose, the governing body shall ensure that shareholders' identity, status and rights, the suitability of the telematic means, and the appropriate transaction of the Meeting's business are duly guaranteed, in accordance with the Shareholders' Meeting Regulation. If appropriate, the notice shall indicate the specific telematic means that the shareholders can use as well as instructions on how to use them. If the governing body so determines, the notice may also state that the speeches and proposals planned by parties planning to attend by telematic means may be sent to the company before the meeting is convened.

Members of the governing body must attend the Shareholders’ Meeting; however, the absence of any of them for any reason does not prevent the Shareholders’ Meeting from being validly convened.

The Chairperson of the Shareholders’ Meeting may authorize executives, technicians and other people interested in corporate matters to attend the Meeting and may  also  invite any persons he/she deems appropriate.

Without prejudice to legal entities that are shareholders attending by proxy, all shareholders entitled to attend can be represented at the Shareholders’ Meeting by a proxy, even if the latter is not a shareholder.

Proxies must be conferred specifically for each Shareholders’ Meeting, either in writing or via the distance media which the Board determines, as appropriate, in each notice of Meeting, in accordance with the provisions of the Shareholders' Meeting Regulation, provided that they duly guarantee the identity of the principal and the proxy.

The Chairperson, the Secretary of the Shareholders’ Meeting and any persons designated by them are understood to be empowered to determine the validity of proxies and compliance with the requirements for attending the Meeting.

The ability to grant proxy shall be without prejudice to the provisions of the law with regard to representation by family members or general powers of attorney.

Article 16.- Quorum. Special cases.

Shareholders’ Meetings shall be validly convened, at first call, when the shareholders present or represented by proxy own at least 25% of the subscribed capital with voting rights and, at second call, regardless of the percentage of capital in attendance.

In order for the ordinary or extraordinary Shareholders’ Meeting to validly resolve on bond issues, capital increases or decreases, company transformations, mergers, spin-offs, dissolution and liquidation and, generally, any amendments to the Bylaws, the shareholders present or represented at first call must own at least 50% of the subscribed voting capital or, at second call, at least 25%, although if the shareholders in attendance represent less than 50% of the subscribed voting capital, the resolutions referred to in this paragraph may only be validly adopted with the favourable vote of two-thirds of the capital present or represented at the Meeting.

Any absences that arise once the Shareholders’ Meeting has been convened shall not affect the meeting’s validity.

Article 17.- Universal Meeting

The Shareholders’ Meeting is understood to be validly convened in order to deal with any matters if all the share capital is present or represented and the attendees unanimously agree to hold a meeting. The minimum number of shares for attending the Shareholders’ Meeting referred to in article 15 is not applicable to universal meetings.

Article 18.- Meeting Chair

Shareholders’ Meetings shall be chaired by the Chairperson of the Board of Directors or, in his/her absence, by the Vice-Chairperson, or, failing the latter, by the Director designated by the Meeting itself.

The Chairperson shall be assisted by the Secretary, Vice-Secretary, or both, of the Board of Directors or, failing them, by the person designated by the Meeting.

Article 19.- Attendance list

Before starting on the agenda, the Secretary of the Shareholders’ Meeting shall draft an attendance list and include the status or proxy of each attendee and the number of own or proxy shares attending.

At the end of the list, the number of shareholders present and represented and the amount of capital they own shall be determined, specifying those relating to the shareholders with voting rights.

If the attendance list is not included at the start of the minutes of the Shareholders’ Meeting, it shall be attached as an annex and signed by the Secretary and countersigned by the Chair.

The attendance list can also be created as a file or on magnetic media. In those cases, the method used must be stated in the minutes and a certificate signed by the Secretary and countersigned by the Chair must be set out on the sealed envelope containing the file or computerized material.

Article 20.- Deliberation and adoption of resolutions

The Chairperson presides over debates, recognises speakers and determines the duration of each speech.

Shareholders who hold voting rights may exercise this right via postal or electronic  correspondence or via any other distance media which the Board shall determine, as  appropriate, in each notice of Meeting, in accordance with the provisions of the Shareholders'

Meeting Regulation, provided that they duly guarantee the identity of the shareholder exercising his/her right to vote.

Resolutions shall be adopted by the majority of the capital present or represented, unless the law provides otherwise, and each share has one vote.

Votes on resolutions shall be counted in the manner regulated in the Shareholders' Meeting Regulation.

The shareholder’s right to information shall be as envisaged in the law and in the Shareholders' Meeting Regulation. The Company shall post all explanations appropriate for the exercise of the shareholder's right to information on its web site.

Article 21.- Minutes of the Meeting and certificates

The resolutions of the Shareholders’ Meeting shall be entered in the minutes, which shall be written or transcribed in the minutes book kept for that purpose. The minutes may be approved by the Shareholders’ Meeting itself or, failing that, within fifteen days, by the Chairperson and two proctors, one representing the majority and the other the minority.

The minutes approved in either of those two ways shall be enforceable from their approval date.

Certificates of resolutions shall be issued by the Secretary or Vice-Secretary of the Board of Directors, countersigned by the Chairperson or Vice-Chairperson, as appropriate.

The notarial certificate does not need to be approved.

Corporate resolutions shall be public-deeded by the persons empowered to certify them or, without the need for express delegation, by any member of the Board of Directors whose appointment is current and registered at the Mercantile Registry. Public-deeding by any other person requires the granting of a power of attorney, which can be general for all types of resolutions.

SECTION TWO
GOVERNING BODY

Article 22.- Board of Directors

The Company shall be governed and administered by a Board of Directors comprising at least 5 members and at most 15 members, appointed by the Shareholders’ Meeting or by the Board of Directors itself, under the items established by law.

Directors may resign, be removed and be reappointed.

Directors need not be shareholders; both physical and legal persons may be directors.

The persons who are forbidden or incompatible in accordance with the applicable legislation cannot be directors or officers of the Company.

Directors are not required to provide guarantees to the Company.

Article 23.- Types of directors and Board equilibrium

When exercising its powers of proposal to the Shareholders' Meeting and its powers of co-option to fill vacancies, the Board of Directors shall strive to ensure that external or non-executive directors represent a majority. For those purposes, it is understood that directors who are members of the Company's senior management team or are employees of the Company or its group are executive directors.

The Board shall also endeavour to ensure that a majority on the Board is comprised of owners or representatives of owners of a stake in the Company's capital that is considered to be significant in accordance with the law and those shareholders, or their representatives, who were designated as directors because they are shareholders, even though their holding in capital is not significant (all of whom are proprietary directors), and persons who, having been appointed on the basis of their personal or professional circumstances, are able to discharge their duties without being influenced by relations with the Company, its significant shareholders or its executives (independent directors). In any case, independent directors must constitute at least one-third of the total number of directors.

The provisions of the preceding paragraphs do not affect the sovereignty of the Shareholders’ Meeting or reduce the efficacy of the proportional system, which must be complied with when shares are grouped as envisaged in article 137 of the Spanish Corporations Law.

Article 24.- Duration

Directors are appointed for three years and they can be re-appointed one or more times for terms of the same duration. Once the period has elapsed, the appointment expires once the next Shareholders’ Meeting is held or when the legal deadline for holding the Meeting to pass the resolution on the approval of the previous year’s financial statements is reached.

Article 25.- Board of Directors remuneration

1.
Members of the Board of Directors shall receive, as consideration for their duties as such, remuneration pursuant to the Bylaws, the total yearly amount of which will be determined by the General Shareholders’ Meeting and reviewed and updated accordingly in keeping with the indices or criteria established by the General Shareholders’ Meeting. Said remuneration will comprise the following items: (i) a fixed payment; (ii) allowances for effective attendance at the meetings of the Board of Directors and its delegate or advisory committees; and (iii) the lesser of the two following amounts: (a) the amount that must be added to the two aforementioned concepts to make up the total combined remuneration established by the General Shareholders’ Meeting; or (b) an amount equivalent to 0.5% of consolidated profits for the financial year earmarked for allocation to the Company.

In any case, the amount stipulated in section (iii) above may only be effectively paid following compliance with the requirements set forth in article 130 of the Spanish Corporations Law (Ley de Sociedades Anónimas).

2.
The Board of Directors shall, for each financial year, define the method and time of payment and shall likewise agree upon the exact allocation among its component members of the total remuneration prescribed by the Bylaws, as described in paragraph one above. Said allocation may be calculated individually, based on the relative involvement of each Board member in performing the duties of the Board.

3.
The compensation set forth in the preceding two sections will be compatible and without prejudice to fixed salaries; variable remuneration (based on attainment of business/corporate and/or personal performance targets); severance pay following the removal of directors for any reason other than breach of their duties; pensions; insurance policies; employee benefit schemes; deferred payment items; and remuneration formulae involving the delivery of shares, options on same or pegged to value thereof; all the foregoing for those members of the Board of Directors who perform executive functions.

4.	The Company may arrange third-party liability insurance for its Directors.

Article 26.- Notifying, convening and adopting resolutions

The Board of Directors shall meet on the dates that it decides, at the initiative of the Chairperson or at least two of its members, in which case the Chairperson shall convene the meeting within fifteen days from the request. The meeting shall be convened via any written means personally addressed to each director at least one day prior to the meeting date, except when the Chairperson considers that there are extraordinary circumstances, in which case the Board may be convened without complying with that period. Meetings shall ordinarily be held at the registered office but they can also be held at another venue determined by the Chairperson who, provided that there are valid reasons why a director cannot attend, may authorise the Board meeting to be held in various places connected via audiovisual means or by telephone, ensuring that attendees are recognised and that there is real-time interactivity and intercommunication and, therefore, the meeting takes place as a single event. The meeting will be deemed to have been held at the venue where most directors are in attendance or, where the numbers are the same, at the venue where the Chairperson is located. In any case the Board Secretary shall minute all those facts and certify that the Board meeting is quorate, detailing the number of directors in attendance; the venue where each director attended the meeting; whether directors attended in person or by proxy; and, where appropriate, the distance means that were used to attend.

The Board of Directors shall be validly convened when half of its members are present or represented at the meeting.

Notwithstanding the foregoing, the Board is also validly convened when, without prior notice, all its members are present or represented at the meeting.

Directors may be represented at the meeting by another director with a proxy granted in writing specifically for each meeting.

Except for the cases in which the law requires a reinforced majority, resolutions shall be adopted by a majority of the directors who attend. In the event of a tie, the Chairperson has a casting vote.

Votes in writing and without a meeting shall be acceptable provided that no director opposes this procedure.

Article 27.- Board positions

The Board shall appoint, from among its members, a Chairperson and, necessarily, a Vice-Chairperson who shall replace the Chairperson in the event of incapacity or absence of the latter. The Board can also appoint more Vice-Chairpersons, in which case the aforementioned functions shall fall to the First Vice-Chairperson, who shall be replaced, if need be, by the Second Vice-Chairperson, and so on.

The Board shall also freely appoint the person who shall occupy the position of Secretary and can appoint a Vice-Secretary, neither of whom need be a Director. The Secretary may speak but not vote at the Board meetings, unless he/she is a Director.

The Vice-Secretary shall replace the Secretary in the event of vacancy, absence orillness of the latter, and can also  attend the Board meetings with the Secretary if the Chairperson so decides.

The Board shall accept the resignation of the Directors and, if there are any mid-term vacancies, may appoint, persons from among the shareholders to fill the vacancy until the next Shareholders’ Meeting.

The Chairperson shall direct the discussions, give the floor in the order requested and organize the votes.

Article 28.- Board minutes and certificates

The discussions and resolutions of the Board shall be entered in the minutes, which shall be written or transcribed in the minutes book and signed by the Chairperson or Vice-Chairperson, as appropriate, and the Secretary or Vice-Secretary.

Certificates of the minutes shall be issued by the Board of Directors Secretary or Vice-Secretary and countersigned by the Chairperson or Vice-Chairperson, as appropriate. As provided by law, any Director or the Secretary or Vice-Secretary may grant the public instrument.

Article 29.- Company representation

The power to represent the Company, in and out of court, corresponds to the Board of Directors collectively and by majority, in accordance with these bylaws, and it has the powers (interpreted in the broadest sense) to contract in general, and perform all types of acts or transactions, be they obligational or dispositive, of ordinary and extraordinary administration or of rigorous domain, regarding all types of assets, personalty, realty, monies, marketable securities and commercial paper, with the sole exceptions of those matters under the competence of the Shareholders' Meeting and those which are not included in the corporate purpose.

Article 30.- Delegation

The Board of Directors may appoint an Executive Committee or one or more Managing Directors from among its members, specifying the persons who must perform those roles and the manner in which they may do so; all powers that are delegable in accordance with law may be conferred on those persons in full or in part and on a temporary or permanent basis. The Board of Directors may constitute other Committees with consultative functions.

If the Board of Directors creates an Executive Committee or any of the aforementioned Committees, it shall establish their composition and terms of reference.

The Board of Directors may also permanently delegate its representative powers to one or several Directors; in the latter case, it shall determine whether they act jointly or severally.

The Board of Directors may also appoint and revoke representatives or authorized signatories.

Article 31.- Audit and Control Committee: Composition and officers

The Board of Directors shall create an Audit and Control Committee, which shall consist of a minimum of four members and a maximum of six members, all of whom shall be external or non-executive directors.

The Audit and Control Committee shall have the power to inform, supervise, advise and propose on the matters within its competence.

The members of the Audit and Control Committee shall appoint a Chairperson from among themselves, who must be an independent director. The Chairperson shall hold office for four years, and may be reappointed one year after cessation. However, the Chairperson may be removed before the four-year period has elapsed if his/her appointment as a director expires.

The functions of Secretary of the Committees shall be performed by the Secretary of the Board of Directors, the Vice-Secretary or one of the members of the Audit and Control Committee, as established in each case.

Article 32.- Rules of conduct of the Audit and Control Committee

The Audit and Control Committee shall meet when convened by the Chairperson, which must be as and when requested by the Board of Directors or its Chairperson and, in any case, as and when advisable for due discharge of its duties.

Any member of the management team or the Company's workforce shall be obliged to attend the Audit and Control Committee's meetings if requested to do so, and to collaborate and provide access to the information at his/her disposal. The Audit and  Control Committee may also request the attendance of the external auditors.

The Chairperson of the Audit and Control Committee shall chair the meetings and direct deliberations on the business to be transacted.

The Audit and Control Committee shall be quorate when at least three members are present or represented.

The rules of conduct established by the Bylaws for the Board of Directors meetings with regard to notification, quorum and adoption of resolutions shall apply, except when they are incompatible with the nature and purpose of the Audit and Control Committee. The Board of Directors, and the Audit and Control Committee when so delegated by the Board of Directors, may establish supplementary rules of conduct.

Article 33.- Powers of the Audit and Control Committee

Without prejudice to the other tasks that may be assigned to it by the Board of Directors, the Audit and Control Committee shall have the following powers:

1.	Report at the Shareholders' Meeting on the issues which the shareholders raise on matters under its competence.

2.
Raise a proposal to the Board of Directors for submission to the Shareholders' Meeting regarding the appointment of external auditors, including the conditions of engagement, the scope of their professional mandate and, where appropriate, the revocation or non-renewal of the mandate.

3.	Supervise the internal audit units.

4.	Oversee the Company's financial reporting process and internal control systems, ensuring compliance with the legal requirements and the correct application of generally accepted accounting principles.

5.
Liaise between the Board of Directors and the external auditors, and assess the results of each audit. In particular, liaise with the external auditors in order to receive information on any matters that may jeopardise their independence and on any other matters related to the audit process, and any other communications established in the audit legislation and the technical audit standards.

6.	Supervise compliance with the internal code of corporate governance and the code of conduct in matters relating to the securities markets, and make proposals to improve them.

7.	Receive information and, where appropriate, issue a report on disciplinary measures which affect members of the Company's senior management.

8.	Supervise the information that the Board of Directors must approve and include in the Company's annual public information.

9.
Assist the Board of Directors in its task of ensuring the accuracy and reliability of the financial information which the Company must supply periodically to markets, investors and authorities, in accordance with the applicable legislation.

CHAPTER IV

FINANCIAL STATEMENTS

Article 34.- Business year

The business year shall commence on 1 January and end on 31 December each year.

Article 35.- Preparation of financial statements

 Within the legally-prescribed period, the governing body shall draw up the financial statements, the directors’ report and the proposed distribution of results; once the auditor has reviewed them and issued a report, if any, they are presented to the Shareholders’ Meeting.

Article 36.- Approval of financial statements

The Shareholders’ Meeting shall approve the financial statements and resolve as to the distribution of results in accordance with the approved balance sheet, distributing dividends to shareholders in proportion to their share of paid-up capital, charged to results or unrestricted reserves, once the legal reserve has been covered, allocating the amounts it sees fit to as many types of voluntary reserves as it decides, in compliance with the legal provisions on the defence of share capital and respecting the privileges enjoyed by certain types of shares.

The governing body may resolve to distribute interim dividends, subject to the limitations and requirements established by law.

CHAPTER V

DISSOLUTION AND LIQUIDATION OF THE COMPANY

Article 37.- Dissolution

The Company may be dissolved by a Shareholders’ Meeting resolution adopted at any time, in accordance with the law and for the reasons envisaged thereby.

If the Company has to be dissolved for a legal cause that requires a Shareholders’ Meeting resolution, the governing body must convene such meeting within two months from the time on which the cause arose so that it can adopt the resolution to dissolve; if the resolution is not adopted for any reason, the Company shall be dissolved as provided by law. If the Company has to be dissolved because its net worth falls below half of share capital, dissolution can be avoided via a resolution to increase or decrease share capital or by restoring the net worth appropriately. This adjustment shall be effective provided that it is carried out before the Company’s dissolution has been decreed by the courts.

Article 38.- Liquidation

If a resolution to dissolve the Company has been passed, the Shareholders’ Meeting shall appoint and determine the powers of the receiver(s), which shall always be an odd number, with the powers established legally and those established by the Shareholders’ Meeting when they were appointed.

CHAPTER VI

RESOLUTION OF DISPUTES

Article 39.- Resolution of disputes

Without prejudice to the right to legally challenge corporate resolutions, all disputes, controversies and claims that may arise between the Company and the shareholders or among the shareholders themselves as a result of corporate actions shall be resolved by arbitration at law, with the intervention of one or three arbitrators, in accordance with the procedure envisaged in current law on arbitration, and with the obligation to comply with the arbitrament.